UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

Acuitas Capital LLC

Humanitario Capital LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,767,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,767,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,767,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.27%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 77,377,186 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof, calculated as the sum of (i) 27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the Information Statement on Schedule 14C filed with the SEC on November 30, 2023 (the “November 30, 2023 DEF14C”), (ii) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval (as defined below), (iii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas, (iv) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (v) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), in each case, as described in more detail in Item 4 and Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,666,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.41%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 43,257,961 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof, calculated as the sum of (i) 27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C, (ii) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, (iii) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (iv) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), in each case, as described in more detail in Item 4 and Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Humanitario Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 82,082,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 82,082,185

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,082,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.62%[3]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	Based on 91,591,292 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof, calculated as the sum of (i) 27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C, (ii) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, and (iii) an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, in each case, as described in more detail in Item 4 and Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,850,067
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,850,067
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,850,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.31%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[4]	Based on 132,377,185 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof, calculated as the sum of (i) 27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C, (ii) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, (iii) an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas, (iv) an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, (v) 3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash), and (vi) 3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), in each case, as described in more detail in Item 4 and Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 6 of 12 Pages

AMENDMENT NO. 21 TO SCHEDULE 13D

This Amendment No. 21 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas (“Acuitas Capital”), Humanitario Capital LLC, a Puerto Rico limited liability company (“Humanitario”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023 and Amendment No. 20 to Schedule 13D filed on November 15, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and supplemented by adding the following:

“Acuitas Capital LLC is a Delaware limited liability company and a wholly owned subsidiary of Acuitas. Humanitario Capital LLC is a Puerto Rico limited liability company. The business address of Acuitas Capital and Humanitario is 200 Dorado Beach Drive #3831, Dorado, Puerto Rico 00646.

Acuitas Capital is a private investment vehicle beneficially owned and controlled by Mr. Peizer. Mr. Peizer is the Chairman of Acuitas Capital and, in such capacity, exercises voting and investment power over the Shares of the Company held for the accounts of Acuitas Capital. Acuitas is the sole member of Acuitas Capital and, in such capacity, exercises voting and investment power over the Shares of the Company held for the accounts of Acuitas Capital.

Humanitario is a private investment vehicle beneficially owned and controlled by Mr. Peizer. Mr. Peizer is the sole member of Humanitario and, in such capacity, exercises voting and investment power over the Shares of the Company held for the accounts of Humanitario.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on October 31, 2023, Acuitas Capital, the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Fifth Amendment (the “Fifth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022 and that certain Fourth Amendment made as of June 23, 2023 (as amended, the “Keep Well Agreement”).

As previously disclosed, under the terms of the Fifth Amendment, the Company was required to seek stockholder approval (the “Stockholder Approval”) in accordance with the rules of the Nasdaq Stock Market of the Stockholder Approval Matters (as previously defined). According to the Information Statement on Schedule 14C filed by the Company with the SEC on November 30, 2023 (the “November 30, 2023 DEF14C”), the Stockholder Approval became effective on December 20, 2023.

In connection with the Stockholder Approval, on December 20, 2023, in accordance with the terms of the Fifth Amendment, the Company issued to Humanitario 9,027,395 Shares. Furthermore, upon the effectiveness of the Stockholder Approval, the following modifications occurred to certain securities previously issued by the Company pursuant to the terms of the Fifth Amendment:

Conversion Warrant Modifications. As previously disclosed, on November 14, 2023, in connection with the Notes Conversion, the Company issued to Acuitas the Conversion Warrant, which initially was exercisable for up to 18,054,791 Shares with an exercise price of $0.90 per share. Upon the effectiveness of the Stockholder Approval, the exercise price of the Conversion Warrant was automatically reduced to $0.60 per share, and the number of Shares subject to the Conversion Warrant was automatically increased by 9,027,395 Shares, such that the Conversion Warrant is now exercisable for 27,082,186 Shares.

Private Placement Securities Modification. As previously disclosed, on November 14, 2023, the Company issued to Humanitario in a private placement an unregistered pre-funded warrant to purchase up to 18,333,333 Shares at an exercise price of $0.0001 per share (the “Private Placement Pre-Funded Warrant”) and an unregistered warrant to purchase up to 36,666,666 Shares at an exercise price of $0.85 per share (the “Private Placement Warrant” and, together with the Private Placement Pre-Funded Warrant, the “Private Placement Securities”). The consideration for the Private Placement Securities purchased by Humanitario consisted of, in part, a reduction of the aggregate amounts then outstanding under the Keep Well Notes (after giving effect to the Notes Conversion) to $2.0 million (the Keep Well Note evidencing such remaining $2.0 million, the “Surviving Note”). The exercisability of the Private Placement Securities was subject to the Stockholder Approval.

Upon the effectiveness of the Stockholder Approval, the Private Placement Securities automatically became exercisable. The Private Placement Pre-Funded Warrant may be exercised at any time until exercised in full. The Private Placement Warrant may be exercised through December 20, 2028, such date being the fifth anniversary of the date of the effectiveness of the Stockholder Approval.

Surviving Note Modification. As previously disclosed, prior to the Stockholder Approval, the conversion price of the Surviving Note was the lesser of (i) $2.40 per share, subject to adjustment for stock splits and the like, and (ii) the greater of (a) the consolidated closing bid price of the Company’s common stock on the trading day immediately prior to conversion and (b) $0.90 per share, subject to adjustment for stock splits and the like.

Upon the effectiveness of the Stockholder Approval, the conversion price of the Surviving Note automatically became the lesser of (i) $2.40 per share, subject to adjustment for stock splits and the like, and (ii) the greater of (a) the consolidated closing bid price of the Company’s common stock on the trading day immediately prior to conversion and (b) $0.60 per share, subject to adjustment for stock splits and the like.

Elimination of Issuance Cap. As previously disclosed, the terms of the Keep Well Agreement previously provided that under no circumstances would the Company issue any Shares upon the exercise of any warrant issued under the Keep Well Agreement or upon conversion of any Keep Well Note to the extent that, after giving effect to the issuance of any such Shares, Acuitas Capital (together with its affiliates) would beneficially own Shares representing more than 90% of the total number of Shares outstanding as of the time of such issuance (the “Issuance Cap”). The provisions in the Keep Well Agreement relating to the Issuance Cap were automatically eliminated upon the effectiveness of the Stockholder Approval.

The foregoing description of the Fifth Amendment is qualified in its entirety by reference to the full text of the Fifth Amendment, which was previously attached as Exhibit 99.22 to Amendment No. 19 to this Statement, and is incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 77,377,186 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof (after giving effect to the effectiveness of the Stockholder Approval), calculated as the sum of:

(i)	27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C;

(ii)	9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above;

(iii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants issued to Acuitas prior to the Notes Conversion and (2) 27,082,186 Shares underlying the Conversion Warrant (after giving effect to the increase in the number of Shares subject thereto following the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(iv)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(v)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 42,767,882 Shares, consisting of:

(i)	an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants issued to Acuitas prior to the Notes Conversion and (2) 27,082,186 Shares underlying the Conversion Warrant (after giving effect to the increase in the number of Shares subject thereto following the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

The Shares beneficially owned by Acuitas represents approximately 55.27% of the total number of Shares deemed outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 36,101,214 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 6,666,668 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 43,257,961 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof (after giving effect to the effectiveness of the Stockholder Approval), calculated as the sum of:

(i)	27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C;

(ii)	9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above;

(iii)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(iv)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 6,666,668 Shares, consisting of:

(i)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(ii)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

The Shares beneficially owned by Acuitas Capital represents approximately 15.41% of the total number of Shares deemed outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 6,666,668 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 91,591,292 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof (after giving effect to the effectiveness of the Stockholder Approval), calculated as the sum of:

(i)	27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C;

(ii)	9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above; and

(iii)	an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 36,666,666 Shares underlying the Private Placement Warrant (in each case, after giving effect to the exercisability thereof upon the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above).

As of the date hereof, Humanitario may be deemed to have beneficial ownership of 82,082,185 Shares, consisting of:

(i)	an aggregate of 27,082,186 Shares owned by Humanitario as of the date hereof, representing the sum of (1) an aggregate of 18,054,791 Shares owned by Humanitario prior to the Stockholder Approval and (2) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above; and

(ii)	an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 36,666,666 Shares underlying the Private Placement Warrant (in each case, after giving effect to the exercisability thereof upon the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above).

The Shares beneficially owned by Humanitario represents approximately 89.62% of the total number of Shares deemed outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 82,082,185 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 132,377,185 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) as of the date hereof (after giving effect to the effectiveness of the Stockholder Approval), calculated as the sum of:

(i)	27,563,898 Shares issued and outstanding as of November 15, 2023, as disclosed by the Company in the November 30, 2023 DEF14C;

(ii)	9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above;

(iii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants issued to Acuitas prior to the Notes Conversion and (2) 27,082,186 Shares underlying the Conversion Warrant (after giving effect to the increase in the number of Shares subject thereto following the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(iv)	an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 36,666,666 Shares underlying the Private Placement Warrant (in each case, after giving effect to the exercisability thereof upon the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(v)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(vi)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 124,850,067 Shares, consisting of:

(i)	an aggregate of 29,064,175 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof, (2) an aggregate of 18,054,791 Shares owned by Humanitario prior to the Stockholder Approval and (3) 9,027,395 Shares issued to Humanitario in connection with the Stockholder Approval, as described in more detail in Item 4 above;

(ii)	an aggregate of 34,119,225 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants issued to Acuitas prior to the Notes Conversion and (2) 27,082,186 Shares underlying the Conversion Warrant (after giving effect to the increase in the number of Shares subject thereto following the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(iii)	an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 36,666,666 Shares underlying the Private Placement Warrant (in each case, after giving effect to the exercisability thereof upon the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above);

(iv)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest thereon is paid in cash); and

(v)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 above.

The Shares beneficially owned by Mr. Peizer represents approximately 94.31% of the total number of Shares deemed outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 124,850,067 Shares.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

“Ex. 99.27	Joint Filing Agreement”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

HUMANITARIO CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Sole Member

/s/ Terren S. Peizer
Terren S. Peizer